Exhibit 99.1

Sun Life Financial Inc.	Shareholders’ Report For the period ended March 31, 2009 sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT
Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.
Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to CIBC Mellon.
For more information call CIBC Mellon at 1 877 224-1760.

Sun Life Financial reports first quarter results
TORONTO (May 7, 2009) — Sun Life Financial Inc. (TSX/NYSE: SLF) reported a net operating loss of $186 million for the first quarter of 2009, compared with net operating income of $533 million in the same period last year. Fully diluted operating loss per share(1) was $0.33 compared to operating earnings per share of $0.93 in the first quarter of 2008, a decrease of $1.26. Results in the first quarter of 2008 include earnings of $43 million or $0.08 per share from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s actions to reduce expense levels and improve operational efficiency. Including restructuring costs recorded in the first quarter of 2009, the Company reported a net loss of $213 million or $0.38 per share.
Results this quarter were impacted by reserve strengthening, net of hedging, of $325 million related to equity market declines, reserve increases of $167 million for downgrades on the Company’s investment portfolio, and credit and equity impairments of $34 million and $42 million respectively. Despite the capital market impacts on the first quarter financial results, the Company remains well capitalized with a Minimum Continuing Capital Surplus Requirement (MCCSR) ratio of 223% for Sun Life Assurance Company of Canada. The Company also reported the 2008 Risk Based Capital Ratio for Sun Life Assurance Company of Canada (U.S.) of 357%, in excess of its target range of 300%-350%.
“During this challenging period, individuals and organizations are increasingly placing their confidence in Sun Life. We are strong, solid and sustainable. Strong business fundamentals are reflected in the quarter’s higher premium revenues, exceptional fund performance at MFS and impressive sales momentum. North American group businesses advanced nicely, including record earnings in our U.S. Employee Benefits Group, as did Asia where we continue to invest,” said Donald A. Stewart, Chief Executive Officer.
“We are managing through the turbulent times by cutting expenses, driving efficiencies, enhancing strategic risk management, and maintaining the flexibility to seize opportunities for growth,” he said. “Notwithstanding our disappointing short-term results, we are very well positioned to emerge from the recession as a stronger, more focused and competitive company.”
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2009, the Sun Life Financial group of companies had total assets under management of $375 billion. For more information please visit www.sunlife.com.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

(1)	All earnings per share measures in this document refer to fully diluted earnings per share, unless otherwise stated. Operating earnings (losses) and financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures”.
Sun Life Financial Inc. | sunlife.com     1

MANAGEMENT’S DISCUSSION & ANALYSIS
for the period ended March 31, 2009
Dated May 7, 2009
Earnings and profitability
The financial results presented in this document are unaudited.
FINANCIAL SUMMARY

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (loss) ($ millions)	(213)	129	(396)	519	533

Operating earnings (loss)(1) ($ millions)	(186)	(696)	(396)	519	533

Basic earnings (loss) per common share (EPS) ($)	(0.38)	0.23	(0.71)	0.92	0.95
Fully diluted EPS ($)	(0.38)	0.23	(0.71)	0.91	0.93
Fully diluted operating EPS(1) ($)	(0.33)	(1.25)	(0.71)	0.91	0.93

Return on common equity (ROE) (%)	(5.5)	3.3	(10.2)	12.9	13.4
Operating ROE(1)	(4.7)	(17.9)	(10.2)	12.9	13.4

Average common shares outstanding (millions)	559.7	559.7	559.7	561.6	563.8
Closing common shares outstanding (millions)	559.7	559.7	559.7	559.9	561.9

Sun Life Financial Inc.(2) reported a net loss attributable to common shareholders of $213 million for the quarter ended March 31, 2009, compared with net income of $533 million in the first quarter of 2008. The Company incurred operating losses of $186 million for the first quarter of 2009 compared with operating earnings of $533 million in the first quarter of 2008. First quarter 2009 earnings were unfavourably impacted by $65 million from changes in the value of the Canadian dollar. Results in the first quarter of 2008 include earnings of $43 million or $0.08 per share from the Company’s 37% ownership interest in CI Financial, which the Company sold in the fourth quarter of 2008. The operating loss for the first quarter of 2009 does not include after-tax charges of $27 million for restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency.
Net losses in the first quarter of 2009 were driven primarily by reserve strengthening, net of hedging, of $325 million related to equity market declines, reserve increases of $167 million for downgrades on the Company’s investment portfolio, equity impairments of $42 million and net credit impairments of $34 million. The Company’s equity hedging program operated as planned, offsetting some of the impact of reserve strengthening related to segregated fund and variable annuity guarantees as a result of volatility in capital markets during the quarter. First quarter results were also unfavourably impacted by increases in actuarial reserves related to the very low interest rate environment reflecting current and prior period experience.
Q1 2009 – EQUITY MARKET RESERVE IMPACTS

($ millions, after-tax)

Impact on current period fees & present value of future fees due to lower account values	85
Increase in reserves for segregated fund guarantee benefits & other reserve changes	228
Increase in reserves for universal life benefits	12

Total	325

ROE for the first quarter of 2009 was negative 5.5% compared with 13.4% for the first quarter of 2008. The decline in ROE resulted from the loss per share of $0.38, which was lower than EPS(3) of $0.93 reported in the prior year.
The Company had an operating loss per share of $0.33 in the first quarter of 2009 compared with operating EPS of $0.93 in the first quarter of 2008, a decline of $1.26 per share. Operating ROE for the quarter was negative 4.7% compared with operating ROE of 13.4% in the first quarter of 2008.
Financial market conditions
Economic conditions in the first quarter of 2009 continued to deteriorate even as national governments launched stimulus packages and central banks pursued aggressive monetary policy in an attempt to ease credit conditions. Market indices were volatile and tested new lows with the S&P 500 dropping as much as 26% to a low of 667 during the quarter before ending the quarter at 798, a decrease of 12%. The TSX/S&P

(1)	Operating earnings (losses) and financial information based on operating earnings such as operating earnings per share (EPS) and operating return on equity (ROE) are non-GAAP financial measures. For additional information please see “Use of Non-GAAP Financial Measures”.

(2)	Together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.

(3)	All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
2     Sun Life Financial Inc. | First Quarter 2009

Management’s discussion and analysis
Composite Index experienced similar volatility, dropping by as much as 17% during the quarter before reaching its March 31, 2009 level of 8,720, a drop of 2%. In light of the economic environment, the Company has taken further measures to enhance its liquidity and strategic risk management.
The Company actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets and maintains a liquidity position that exceeds all the liabilities payable on demand. In light of current market conditions, the Company is maintaining higher than normal levels of liquidity. As at March 31, 2009, Sun Life maintained $10.4 billion in cash, cash equivalents and short-term securities as well as $15.6 billion of government bonds.
Impact of currency
During the first quarter of 2009 the Canadian dollar continued to depreciate relative to the U.S. dollar. In general, the Company’s net income benefits from a weakening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However in the first quarter of 2009, due to losses incurred in some of the Company’s businesses which operate in U.S. dollars, the Company’s overall net income was reduced by $65 million from the weakening of the Canadian dollar relative to the first quarter of 2008.
Assets under management (AUM) are also affected by changes in the value of the Canadian dollar. The weakening of the Canadian dollar results in an increase in reported AUM as assets from the Company’s international operations are translated back to Canadian dollars. AUM of $375.0 billion as at March 31, 2009 was down from $381.1 billion from December 31, 2008, and $415.3 billion from March 31, 2008. The weakening of the Canadian dollar had a positive impact on AUM of $8.7 billion compared with AUM as at December 31, 2008, and $50.7 billion compared with AUM as at March 31, 2008.
Performance by business group
The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. Additional detail concerning the segments is outlined in Note 4 to Sun Life Financial Inc.’s Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment is presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends.
SLF CANADA

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (loss) ($ millions)
Individual Insurance & Investments	77	(130)	28	177	149
Group Benefits	65	74	81	80	49
Group Wealth	52	1	48	39	49

Total	194	(55)	157	296	247

SLF Canada had net income of $194 million in the first quarter of 2009 compared to a loss of $55 million in the fourth quarter of 2008 and earnings of $247 million in the prior year. The decrease in earnings from the first quarter of 2008 was mainly attributable to reserve strengthening of $61 million in the first quarter of 2009 related to declining equity markets, lower asset reinvestment gains from changes in credit spreads, and a reduction of $43 million due to the sale of the Company’s interest in CI Financial in the fourth quarter of 2008. This was partly offset by increased interest rates and the benefit from the enactment of tax rules related to the 2007 accounting changes with respect to financial instruments.
•	Individual Insurance & Investments earnings were $77 million for the first quarter of 2009 compared to earnings of $149 million in the first quarter of 2008. Earnings in the first quarter of 2009 were unfavourably impacted by reserve strengthening related to declining equity markets, lower asset reinvestment gains from changes in credit spreads and lower earnings due to the sale of the Company’s holdings in CI Financial in the fourth quarter of 2008, partially offset by the impact of improved interest rate experience and the benefit from the enactment of tax rules related to the 2007 accounting changes with respect to financial instruments.
•	Group Benefits earnings were $65 million for the first quarter of 2009 compared to $49 million for the same period one year ago largely due to the impact of favourable morbidity experience.
•	Group Wealth earnings for the first quarter of 2009 were relatively unchanged compared to the first quarter of 2008.
Despite the challenging economic environment in the first quarter of 2009, SLF Canada maintained strong sales momentum. In Individual Insurance and Investments, segregated fund sales in Canada, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 17% in the first quarter of 2009 over the same period last year. Sales of fixed interest products, including accumulation annuities, GICs and payout annuities, increased 128% to $305 million. In Group Benefits, sales increased by 97% in the first
Sun Life Financial Inc. | sunlife.com     3

Management’s discussion and analysis
quarter of 2009 over the same period last year. In Group Wealth, Group Retirement Services (GRS) sales increased by 32% over the first quarter of 2008 to $1.1 billion, including $160 million of retained assets from members leaving plans, representing a 42% retention ratio. GRS continued to build on its leadership position in the Defined Contribution (DC) industry in 2008 capturing 47% of the industry’s new sales and 51% of total DC market activity, as recently reported by LIMRA.
SLF U.S.

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (loss) (US$ millions)
Annuities	(324)	(672)	(456)	22	75
Individual Insurance	(57)	95	(76)	35	19
Employee Benefits Group	48	1	30	25	19

Total (US$ millions)	(333)	(576)	(502)	82	113
Total (C$ millions)	(407)	(679)	(533)	83	113

SLF U.S.’s loss of C$407 million in the first quarter of 2009 compares to a loss of C$679 million in the fourth quarter of 2008 and to earnings of C$113 million in the first quarter of the prior year. The depreciation of the Canadian dollar against the U.S. dollar increased the reported loss in SLF U.S. by C$78 million in the first quarter of 2009 compared to the first quarter of 2008.
In U.S. dollars, the loss of US$333 million compared to earnings of US$113 million in the first quarter of 2008 was primarily from external factors resulting in reserve strengthening of US$220 million, net of hedging, from equity market declines and US$160 million relating to credit market conditions, as well as increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment.
•	Annuities incurred a loss of US$324 million compared to earnings of US$75 million in the first quarter of 2008 as a result of an increase in annuity reserves related to declining equity markets and the negative impact of credit-related allowances and credit-related losses. The increase in variable annuity reserves was driven by a decline in variable annuity account values, which increased the value of guaranteed benefits and lowered the expected stream of future fee income. This reserve impact was partially offset by the benefit of equity hedges.
•	Individual Insurance incurred a loss for the first quarter of 2009 of US$57 million compared to earnings of US$19 million in the first quarter of 2008. Earnings decreased primarily as a result of increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment as well as the unfavourable earnings impact from the implementation of an internal reinsurance transaction for capital efficiency.
•	Employee Benefits Group (EBG) earnings were US$48 million compared to US$19 million in the first quarter of 2008. Earnings were higher as a result of increased interest rates during the quarter and the impact of favourable claims experience.
Despite challenging financial markets, domestic variable and fixed annuity sales in the first quarter of 2009 were US$988 million, an increase of 57%, and sales in EBG of US$63 million were higher by 15% compared to the first quarter of 2008. Sales in Individual Insurance were US$33 million. While a slight decrease of 3% compared to the same period one year ago, sales of Individual Life core products were up 15%.
MFS INVESTMENT MANAGEMENT

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (US$ millions)	23	25	47	55	59
Common shareholders’ net income (C$ millions)	28	30	49	56	59
Pre-tax operating profit margin ratio(4)	21%	21%	29%	34%	35%
Average net assets (US$ billions)	125	133	176	191	187
Assets under management (US$ billions)	124	134	162	183	184
Net sales (redemptions) (US$ billions)	0.2	(2.1)	(2.0)	1.0	(2.7)
Market movement (US$ billions)	(10.7)	(25.5)	(19.4)	(2.0)	(12.5)
S&P 500 Index (daily average)	811	910	1,255	1,371	1,349

First quarter 2009 earnings for MFS decreased C$31 million compared to the first quarter of 2008. The movement of the Canadian dollar against the U.S. dollar increased earnings for MFS by C$5 million in the first quarter of 2009 compared to the first quarter of 2008.
In U.S. dollars, first quarter earnings were US$23 million compared to US$59 million in the first quarter of 2008. The decrease in earnings was primarily due to lower average net assets as a result of the decline in global financial markets.

(4)	Pre-tax operating profit margin ratio is a non-GAAP measure. See “Use of Non-GAAP Financial Measures”.
4     Sun Life Financial Inc. | First Quarter 2009

Management’s discussion and analysis
Total assets under management at March 31, 2009 were US$124 billion, a decrease of US$10 billion compared to December 31, 2008, driven by market depreciation of US$10.7 billion, partially offset by net inflows of US$200 million.
MFS’s retail fund performance continues to be extremely strong with 93% of funds ranked in the top half of their respective Lipper categories based on three-year performance as of March 31, 2009. Performance in the U.S. equity and global/international equity categories has also been exceptional, with 93% and 97% of fund assets ranking in the top half of their respective three-year Lipper averages as of March 31, 2009.
SLF ASIA

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (loss) ($ millions)	17	16	(8)	12	13

First quarter 2009 earnings for SLF Asia were $17 million compared to earnings of $13 million in the first quarter of 2008. The increase in earnings was primarily due to higher earnings in the Philippines and Indonesia from business growth, as well as Hong Kong, where first quarter 2008 earnings were unfavourably impacted by widening credit spreads. Those positive variances were partially offset by continued investment in growth in India.
First quarter 2009 individual insurance sales were up 8% over the same period last year driven by continued growth in India. Elsewhere, sales were down as the reduced demand for investment-linked products more than offset the triple-digit growth in sales of protection products. In Indonesia, Sun Life Financial and Commerce International Merchant Bankers Group have agreed to form a joint venture to distribute Sun Life Financial’s life, accident and health insurance products through the 600-plus retail branches of PT Bank CIMB Niaga in Indonesia. Sun Life Everbright, Sun Life Financial’s life insurance joint venture in China, opened its seventh branch in the country in the municipality of Chongqing, which has a population of over 30 million people.
CORPORATE
Corporate includes the results of Sun Life Financial U.K. (SLF U.K.) and Corporate Support, which includes the Company’s reinsurance businesses as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business segments.

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Common shareholders’ net income (loss) ($ millions)
SLF U.K.	—	40	69	41	59
Corporate Support(5)	(45)	777	(130)	31	42

Total	(45)	817	(61)	72	101

     Earnings in the first quarter of 2009 decreased by $146 million compared to the first quarter of 2008. Results in SLF U.K. were lower by $59 million due to changes in interest rates and lower equity markets, as well as increases in actuarial reserves to reflect cash flow modelling for current and prior period experience. In Corporate Support, earnings were lower by $87 million primarily as a result of restructuring costs taken as part of the Company’s efforts to reduce expense levels and improve operational efficiency, as well as the positive effect of changes in income tax liabilities which benefited Corporate Support results in the first quarter of 2008.
Additional financial disclosure
REVENUE
Under Canadian GAAP, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, (ii) net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments, and (iii) fee income received for services provided. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading and consequently, changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company’s accounting policies can be found in Sun Life Financial Inc.’s annual Management’s Discussion and Analysis (MD&A), which can be retrieved from the Company’s website at www.sunlife.com.

(5)	Beginning in Q4 2008, financial results for SLF Reinsurance have been consolidated into Corporate Support. Prior period information has been restated.
Sun Life Financial Inc. | sunlife.com      5

Management’s discussion and analysis

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08

Revenues ($ millions)
SLF Canada	2,249	2,052	1,279	2,276	2,320
SLF U.S.	2,360	587	546	1,624	1,060
MFS	288	310	342	367	362
SLF Asia	238	128	180	71	119
Corporate	(107)	1,629	213	73	25

Total as reported	5,028	4,706	2,560	4,411	3,886

Impact of currency and changes in the fair value of held-for-trading assets and derivative instruments	(358)	(1,352)	(2,889)	(1,098)	(1,640)

Total adjusted revenue	5,386	6,058	5,449	5,509	5,526

Revenues for the first quarter of 2009 were $1.1 billion higher than the comparable period a year ago. Premium revenue was higher by $834 million, with $407 million arising from the weakening of the Canadian dollar against the U.S. currency and an increase of $374 million, without the effect of currency, from higher annuity revenues in SLF Canada and SLF U.S. In addition, changes in the fair value of held-for-trading assets and derivative instruments, which are recorded in investment income, had a relatively smaller unfavourable impact in the first quarter of 2009 compared to the same period one year ago. After adjusting for the impact of currency and fair value changes in held-for-trading assets, the first quarter 2009 revenue of $5.4 billion was $140 million lower than the same period a year ago mainly due to lower fee income on reduced asset values.
Premium revenue of $4.0 billion in the first quarter of 2009 was up $834 million from the first quarter of 2008. The weakening of the Canadian currency against the U.S. dollar contributed $407 million to the increase. The remainder of the increase was mostly due to higher fixed annuity premiums in SLF U.S. and SLF Canada.
Net investment income of $407 million was $411 million higher in the first quarter of 2009 compared to the same period a year ago. The changes in fair market value of held-for-trading assets and derivatives in the first quarter of 2009 decreased net investment income by $955 million compared to a decrease of $1.6 billion in the first quarter of 2008. There was also a $96 million increase due to currency fluctuations primarily as a result of a lower level of realized and unrealized losses in SLF U.S. These increases were partially offset by lower investment income in SLF Canada due to the sale of the Company’s interest in CI Financial in the fourth quarter of 2008 and a decrease in SLF U.S. which included a gain on the sale of Sun Life Retirement Services (U.S.) Inc. in the first quarter of 2008.
Fee income of $602 million in the first quarter of 2009 was lower by $103 million compared to the same period in the previous year as a decrease of $188 million from lower fees on reduced asset values in the wealth businesses was partially offset by an increase of $85 million from the weakening of the Canadian dollar relative to the U.S. dollar.
ASSETS UNDER MANAGEMENT (AUM)
AUM were $375.0 billion as at March 31, 2009 compared to $381.1 billion as at December 31, 2008, and $415.3 billion as at March 31, 2008. The decrease of $6.1 billion between December 31, 2008 and March 31, 2009 resulted primarily from:
(i)	negative market movements of $16.8 billion;
(ii)	a decrease of $955 million from the change in value of held-for-trading assets; partially offset by
(iii)	an increase of $8.7 billion from a weaker Canadian dollar compared to the prior period exchange rates;
(iv)	net sales of mutual, managed and segregated funds of $2.6 billion; and
(v)	business growth.
AUM decreased $40.2 billion between March 31, 2008 and March 31, 2009. The decrease in AUM related primarily to:
(i)	declining market performance that lowered AUM by $87.5 billion;
(ii)	a decrease of $6.8 billion from the change in value of held-for-trading assets; partially offset by
(iii)	an increase of $50.7 billion from the weakening of the Canadian dollar against foreign currencies;
(iv)	net sales of mutual, managed and segregated funds of $236 million; and
(v)	business growth.
CHANGES IN THE BALANCE SHEET AND SHAREHOLDERS’ EQUITY
Total general fund assets were $121.3 billion as at March 31, 2009, compared to $115.2 billion a year earlier. Total general fund assets were up $6.1 billion from the March 31, 2008 level primarily due to an increase of $9.7 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth, partly offset by a reduction of $6.8 billion from the change in value of held-for-trading assets.
6     Sun Life Financial Inc. | First Quarter 2009

Management’s discussion and analysis
Total general fund assets increased by $1.5 billion from the December 31, 2008 level of $119.8 billion. The favourable impact of $2.1 billion from currency fluctuations and business growth boosted general fund assets in the first quarter of 2009. These increases were partially offset by a reduction of $955 million from the change in value of held-for-trading assets.
Actuarial and other policy liabilities of $83.4 billion as at March 31, 2009 increased by $2.0 billion compared to December 31, 2008, with an increase of $1.4 billion from the weakening of the Canadian dollar against foreign currencies and a gain from business growth mostly from annuity sales in SLF U.S. and SLF Canada.
Actuarial and other policy liabilities were up by $3.9 billion from the March 31, 2008 amount of $79.4 billion. The increase of $6.3 billion resulting from the weakening of the Canadian dollar against foreign currencies and a positive impact of business growth was partially offset by the decrease related to corresponding changes in fair value of held-for-trading assets.
Shareholders’ equity, including Sun Life Financial’s preferred share capital, was $16.9 billion as at March 31, 2009 compared to $17.3 billion as at December 31, 2008 and $17.4 billion as at March 31, 2008. The decrease of $358 million between December 31, 2008 and March 31, 2009 resulted primarily from:
(i)	shareholders’ net loss of $195 million, before preferred share dividends of $18 million;
(ii)	unrealized losses on available-for-sale assets in other comprehensive income (OCI) of $302 million;
(iii)	common share dividend payments of $201 million; partly offset by
(iv)	an increase of $354 million from currency fluctuations.
As at May 4, 2009, Sun Life Financial Inc. had 559.7 million common shares and 61.0 million preferred shares outstanding.
CASH FLOWS

	Quarterly results
($ millions)	Q1’09	Q1’08

Cash and cash equivalents, beginning of period	7,263	3,603
Cash flows provided by (used in):
Operating activities	698	193
Financing activities	552	54
Investing activities	693	(602)
Changes due to fluctuations in exchange rates	160	9

Increase in cash and cash equivalents	2,103	(346)

Cash and cash equivalents, end of period	9,366	3,257
Short-term securities, end of period	1,061	2,016

Total cash, cash equivalents and short-term securities	10,427	5,273

Net cash, cash equivalents and short-term securities of $10.4 billion as at the end of the first quarter of 2009 were higher by $5.2 billion compared to the first quarter of 2008. Cash generated by operations was $505 million higher in the first quarter of 2009 than 2008. The improvement was mainly due to increased premiums partly offset by lower fee income and higher benefit payments. Cash provided by financing activities in the first quarter of 2009 was $498 million higher than in the same period a year ago. An increase of $100 million in the amount of subordinated debt issued in the first quarter of 2009 compared to 2008, an increase of $93 million in borrowed funds and unsecured debt financing and a reduction of $110 million in the amount of common share repurchases were the primary reasons for the increase. Cash provided by investing activities was up by $1.3 billion in the first quarter of 2009 compared with the same quarter of 2008 from a higher level of long-term asset sales over purchases in the first quarter of 2009 compared to 2008 as a result of the Company’s intention to maintain higher levels of liquidity. Currency fluctuations increased cash balances by $160 million in the first quarter of 2009 compared to $9 million in the comparable period a year ago.
Sun Life Financial Inc. | sunlife.com     7

Management’s discussion and analysis
QUARTERLY FINANCIAL RESULTS
The following table provides a summary of Sun Life Financial’s results for the eight most recently completed quarters.

	Quarterly results
	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07

Common shareholders’ net income (loss) ($ millions)	(213)	129	(396)	519	533	555	577	590

Operating earnings (loss) ($ millions)	(186)	(696)	(396)	519	533	560	583	593

Basic EPS ($)	(0.38)	0.23	(0.71)	0.92	0.95	0.98	1.02	1.03

Fully diluted EPS ($)	(0.38)	0.23	(0.71)	0.91	0.93	0.97	1.00	1.02

Fully diluted operating EPS ($)	(0.33)	(1.25)	(0.71)	0.91	0.93	0.98	1.01	1.03

Total revenue ($ millions)	5,028	4,706	2,560	4,411	3,886	5,405	5,699	4,500

Total AUM ($ billions)	375	381	389	413	415	425	427	440

INVESTMENTS
The Company had total general fund invested assets of $107.8 billion as at March 31, 2009. The majority of the Company’s general funds are invested in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 85% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio, respectively, as at March 31, 2009. The remaining 6% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
As at March 31, 2009, the Company held $59.2 billion of bonds, which constituted 55% of the Company’s overall investment portfolio. Bonds with an investment grade of “A” or higher represented 67%, and bonds rated “BBB“ or higher represented 96% of the total bond portfolio as at March 31, 2009, down from 97% at December 31, 2008.
As at March 31, 2009, the Company held $12.6 billion of privately held bonds, which constituted 21.2% of the Company’s overall bond portfolio. Bonds (excluding asset-backed) that are not issued or guaranteed by sovereign, regional and municipal governments represented 74% of the total bond portfolio as at March 31, 2009, compared to 75% as at December 31, 2008.
The Company’s gross unrealized losses as at March 31, 2009 for available-for-sale bonds and held-for-trading bonds were $2.2 billion and $7.8 billion, respectively, compared with $1.9 billion and $7.1 billion, respectively, at December 31, 2008. Gross unrealized losses reflect the difference between the fair value and amortized cost and are primarily due to the widening of credit spreads.
The Company’s bond portfolio as at March 31, 2009 included $14.4 billion in the financial sector, representing approximately 24% of the Company’s bond portfolio, or 13% of the Company’s total invested assets. This compares to $15.5 billion as at December 31, 2008. The $1.1 billion decrease in the value of financial sector bond holdings is primarily the result of the increase in interest rates and the widening of credit spreads in the sector partially offset by movements in foreign currencies.
The Company’s bond portfolio as at March 31, 2009 included $4.9 billion of asset-backed securities reported as bonds, representing approximately 8% of the Company’s bond portfolio, or 5% of the Company’s total invested assets. This compares to $5.1 billion as at December 31, 2008.

	March 31, 2009		December 31, 2008
		Investment		Investment
($ millions)	Fair value	grade %	Fair value	grade %

Commercial mortgage-backed securities	1,828	98.6%	1,889	99.7%
Residential mortgage-backed securities
Agency	1,127	100.0%	1,138	100.0%
Non-agency	1,051	95.3%	1,092	98.4%
Collateralized debt obligations	179	72.2%	215	80.8%
Other*	700	92.7%	754	97.3%

Total	4,885	96.4%	5,088	98.3%

*	Other includes sub-prime, a portion of the Company’s exposure to Alt-A and other asset-backed securities
8     Sun Life Financial Inc. | First Quarter 2009

Management’s discussion and analysis
The fair value of the Company’s asset-backed securities is further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

		RMBS –	RMBS –
As at March 31, 2009	CMBS	Agency	Non-agency	CDOS	Other

Rating
AAA	75.8%	100.0%	33.2%	17.5%	51.0%
AA	6.8%	0.0%	46.4%	25.7%	9.3%
A	8.0%	0.0%	12.1%	2.2%	19.7%
BBB	8.0%	0.0%	3.7%	26.8%	12.7%
BB & Below	1.4%	0.0%	4.6%	27.8%	7.3%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	86.3%	58.7%	90.6%	72.1%	58.5%
2006	10.4%	11.4%	8.0%	9.4%	17.5%
2007	3.2%	13.2%	1.4%	18.5%	2.3%
2008	0.1%	16.2%	0.0%	0.0%	21.7%
2009	0.0%	0.5%	0.0%	0.0%	0.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations

		RMBS –	RMBS –
As at December 31, 2008	CMBS	Agency	Non-agency	CDOs	Other

Rating
AAA	74.5%	100.0%	33.2%	19.1%	51.3%
AA	7.7%	0.0%	48.0%	46.5%	13.9%
A	8.3%	0.0%	11.6%	10.5%	20.4%
BBB	9.2%	0.0%	5.6%	4.7%	11.7%
BB & Below	0.3%	0.0%	1.6%	19.2%	2.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Vintage
2005 & Prior	85.6%	59.2%	90.2%	75.0%	59.3%
2006	10.8%	11.1%	8.2%	9.5%	18.5%
2007	3.5%	13.1%	1.6%	15.5%	2.5%
2008	0.1%	16.6%	0.0%	0.0%	19.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

CMBS = Commercial Mortgage-Backed Securities; RMBS = Residential Mortgage-Backed Securities; CDOs = Collateralized Debt Obligations
As at March 31, 2009, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $170 million and $140 million, respectively, together representing approximately 0.3% of the Company’s total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 90.4% of these investments either were issued before 2006 or have an “AAA” rating.
The Company’s mortgage portfolio consists almost entirely of first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at March 31, 2009, the mix of the Company’s mortgage portfolio was 82% non-residential and 18% residential and approximately 34% of mortgage loans will mature by December 31, 2013. As at March 31, 2009, the Company’s commercial mortgage portfolio had a carrying value of $15.7 billion, which is spread across approximately 4,200 loans.

($ millions)	March 31, 2009			December 31, 2008

	Residential	Non-Residential	Total	Residential	Non-Residential	Total

Canada	2,590	5,727	8,317	2,620	5,896	8,516
United States	353	7,509	7,862	342	7,338	7,680
United Kingdom	—	72	72	—	71	71

Total Mortgages	2,943	13,308	16,251	2,962	13,305	16,267

Corporate Loans			6,060	—	—	6,035

Total Mortgages & Corporate Loans			22,311			22,302

Sun Life Financial Inc. | sunlife.com     9

Management’s discussion and analysis
The values of the Company’s derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	March 31, 2009	December 31, 2008

Net fair value	(1,176)	(550)
Total notional amount	50,128	50,796
Credit equivalent amount	1,049	1,260
Risk-weighted credit equivalent amount	7	28

The total notional amount decreased to $50.1 billion as at March 31, 2009, from $50.8 billion as at December 31, 2008, and the net fair value decreased to $(1.2) billion as at March 31, 2009 from the December 31, 2008 amount of $(0.6) billion. The change was primarily due to a decrease in the market value of interest rate contracts resulting from an increase in interest rates and foreign exchange contracts resulting from a weakening in the Canadian dollar relative to other foreign currencies. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $127 million as at March 31, 2009, $1 million more than the December 31, 2008 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $2.8 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at March 31, 2009.
The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying value for available-for-sale and held-for-trading invested assets are equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related actuarial liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.
CAPITAL MANAGEMENT AND LIQUIDITY
Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
As an insurance holding company, Sun Life Financial Inc. is expected to manage its capital for all of its subsidiaries in a manner commensurate with its risk profile and control environment.
Sun Life Assurance Company of Canada (Sun Life Assurance), the Company’s principal operating subsidiary in Canada, is subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) of the Office of the Superintendent of Financial Institutions, Canada (OSFI). OSFI’s capital target for life insurance companies is an MCCSR ratio of 150% or greater. With an MCCSR ratio of 223% Sun Life Assurance was well above the supervisory target as at March 31, 2009, compared to 232% as at December 31, 2008. The decrease in the MCCSR ratio is primarily due to capital market impacts including equity and credit experience.
The Company maintains a liquidity position that exceeds all the liabilities payable on demand. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. During the first quarter of 2009, the Company issued $500 million principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due in 2019. The net proceeds of the offering will be used for general corporate purposes, including investments in subsidiaries.
10     Sun Life Financial Inc. | First Quarter 2009

Management’s discussion and analysis
During the fourth quarter of 2008, Standard & Poor’s, Moody’s and A.M. Best revised their respective outlooks for the North American life insurance sector to negative from stable. Following this change, these rating agencies downgraded the financial strength ratings of Sun Life Assurance in the first quarter of 2009. The ratings changes for Sun Life Assurance are summarized in the table below.

Rating Agency	March 31, 2009	December 31, 2008

Standard & Poor’s	AA (negative outlook)	AA+ (stable outlook)
Moody’s	Aa3 (stable outlook)	Aa2 (negative outlook)
A.M. Best	A+ (stable outlook)	A++ (stable outlook)

OUTLOOK AND MARKET SENSITIVITY
Global equity markets continued to struggle for most of the first quarter of 2009 — the sixth consecutive down quarter. As investors began to have faith that the new credit enhancing programs would gain traction, the S&P 500 recorded an increase of 8.5% in March and a further 9.4% in April, its best monthly return since March 2000. The U.S. Federal Reserve kept interest rates unchanged at essentially zero or in a range of 0 to 0.25% at their two meetings held during the first quarter of 2009. The near-term economic outlook is weak, and the level of uncertainty in the market remains high. Regulators in the U.S. will publicly release results of recently performed stress tests on U.S. banks, which could have an impact on financial markets. However, the Federal Reserve anticipates that policy actions to stabilize financial markets and institutions, together with fiscal and monetary stimulus, will contribute to a gradual resumption of sustainable economic growth.
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about equity market performance, interest rates and other factors over the life of its products.
The estimated impact on the Company’s policyholder obligations from an immediate 10% increase across all equity markets as at March 31, 2009, would be an increase in net income in the range of $250 million to $325 million. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $250 million to $325 million.
The estimated impact from these obligations of an immediate parallel increase of 1% in interest rates as at March 31, 2009, across the yield curve in all markets, would be an increase in net income in the range of $125 million to $175 million. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $250 million to $325 million. Interest rate sensitivities increased from prior quarter levels as a result of a number of factors, including increases in actuarial reserves, reflecting current and prior period experience, related to the very low interest rate environment as well as changes in market levels and interest rate hedging during the quarter.
The Company’s principal operating subsidiary, Sun Life Assurance, is subject to the MCCSR capital rules for a life insurance company in Canada. The MCCSR calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Certain of these risk components, along with available capital, are sensitive to changes in equity markets. The estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% increase across all equity markets as at March 31, 2009 would result in an increase in MCCSR of up to 5 percentage points. Conversely, the estimated impact on the MCCSR of Sun Life Assurance from an immediate 10% drop across all equity markets would result in a decrease in MCCSR of up to 8 percentage points.
The equity, interest rate and MCCSR sensitivities above are forward-looking statements. These are measures of the Company’s estimated net income and capital sensitivity to the changes in interest rate and equity market level described above, based on a starting point and business mix in place as of March 31, 2009. Each of these sensitivities is determined independently and therefore generally assumes that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the prescribed shocks, the interaction between these factors, model error, or changes in other underlying assumptions such as business mix, effective tax rates, and other market variables. Further, changes in interest rates and equity market prices in excess of the ranges illustrated will generally result in greater than proportional impacts. Additional information concerning the Company’s sensitivities is included in Sun Life Financial’s 2008 Annual MD&A and 2008 Consolidated Financial Statements.
The Company provides guarantees through its variable annuity business in Canada and the United States which are linked to underlying fund performance. Declines in equity markets have increased the Company’s exposure to various annuity and segregated fund benefit guarantees.

($ millions)	March 31, 2009			December 31, 2008

		Amount	Actuarial		Amount	Actuarial
	Fund value	at risk(6)	Liabilities	Fund value	at risk(6)	liabilities

Total	29,509	10,309	3,601	29,730	9,063	3,036

(6)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable.
Sun Life Financial Inc. | sunlife.com     11

Management’s discussion and analysis
Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values. If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2013 to 2031. The amount at risk at March 31, 2009 increased from December 31, 2008 as a result of declining equity markets. Additional reserves were established as at March 31, 2009 to reflect the $1.2 billion increase in the amount at risk.
ENTERPRISE RISK MANAGEMENT
Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.
Through its ongoing enterprise risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial’s enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual MD&A and Annual Information Form (AIF) for the year ended December 31, 2008.
LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in Sun Life Financial Inc.’s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2008, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with GAAP.
There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2009 and ended on March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
The Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian GAAP for publicly accountable enterprises. In order to prepare for the conversion to IFRS, Sun Life Financial has developed an IFRS changeover plan. This plan addresses key elements of the Company’s conversion to IFRS including:
•	education and training requirements

•	accounting policy changes

•	information technology and data systems impacts

•	impacts on business activities

•	financial reporting requirements

•	internal control over financial reporting
The IFRS changeover plan is well underway, with key IFRS standards analyzed and compared against Sun Life Financial’s current Canadian GAAP policies. The key accounting policy alternatives have been identified, including contract classification and first-time adoption of IFRS, however final decisions are pending. The impacts of these are currently being assessed.
A focused education and training plan for employees has been established throughout the organization; this plan includes external IFRS courses, internal presentations and workshops. These will continue to evolve throughout the implementation period and beyond and have involved members of the core IFRS Project team, and the wider finance and other functional audience within the organization.
The core IFRS team has partnered with all of the relevant functional areas of the Company to assess the specific and overall impact of IFRS, including information technology, data systems, Treasury and Taxation. As the implementation process moves forward, the Company expects to continue to revisit its changeover plan; accordingly, changes to the existing plan may be required.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. The Company also reviews adjusted revenue, which excludes the impact of currency and fair value changes in held-for-trading assets and derivative instruments from total revenue. Management also monitors MFS’s pre-tax operating
12     Sun Life Financial Inc. |  First Quarter 2009

Management’s discussion and analysis
profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors — Financial Results & Reports — Year-end Reports.
The following table sets out the items that have been excluded from the Company’s operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company’s earnings based on Canadian GAAP.
RECONCILIATION OF OPERATING EARNINGS

	Quarterly results
($ millions)	Q1’09	Q4’08	Q3’08	Q2’08	Q1’08	Q4’07	Q3’07	Q2’07

Reported earnings (GAAP)	(213)	129	(396)	519	533	555	577	590
After-tax gain (loss) on special items
Re-branding expenses in Canada	—	—	—	—	—	(3)	(5)	(2)
EBG integration costs	—	—	—	—	—	(2)	(1)	(1)
Gain on sale of interest in CI Financial	—	825	—	—	—	—	—	—
Restructuring costs to reduce expense levels	(27)	—	—	—	—	—	—	—

Total special items	(27)	825	—	—	—	(5)	(6)	(3)

Operating earnings	(186)	(696)	(396)	519	533	560	583	593

FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, investment losses and defaults and changes to investment valuations; the performance of equity markets; interest rate fluctuations; other market risks including movement in credit spreads; possible sustained economic downturn; risks related to market liquidity; market conditions that adversely affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; the impact of mergers and acquisitions; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; currency exchange rate fluctuations; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the ability to attract and retain employees; the impact of adverse results in the closed block of business; the ineffectiveness of risk management policies and procedures and the potential for financial loss related to changes in the environment. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.
The financial results presented in this document are unaudited.
Sun Life Financial Inc. |  sunlife.com     13

Interim consolidated financial statements
Consolidated statements of operations

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31 2009	March 31 2008

Revenue
Premium income:
Annuities		$1,353	$817
Life insurance		1,549	1,388
Health insurance		1,117	980

		4,019	3,185

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets		(905)	(1,172)
Income (loss) from derivative investments		(81)	(470)
Net gains (losses) on available-for-sale assets		(50)	28
Other net investment income		1,443	1,610

		407	(4)

Fee income		602	705

		5,028	3,886

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,380	1,269
Annuity payments		343	339
Death and disability benefits		848	681
Health benefits		800	718
Policyholder dividends and interest on claims and deposits		332	279

		3,703	3,286

Net transfers to (from) segregated funds		108	112
Increase (decrease) in actuarial liabilities (Note 8)		528	(1,540)
Commissions		397	375
Operating expenses		777	752
Premium taxes		55	52
Interest expense		97	98

		5,665	3,135

Income (loss) before income taxes and non-controlling interests		(637)	751
Income taxes expense (benefit) (Note 9)		(445)	190
Non-controlling interests in net income of subsidiaries		3	9

Total net income (loss)		(195)	552
Less: Participating policyholders’ net income		—	1

Shareholders’ net income (loss)		(195)	551
Less: Preferred shareholder dividends		18	18

Common shareholders’ net income (loss)		$(213)	$533

Average exchange rates:
	U.S. dollars	1.24	1.00
	U.K. pounds	1.79	1.99

Earnings (loss) per share (Note 3)
Basic		$(0.38)	$0.95
Diluted		$(0.38)	$0.93
Weighted average shares outstanding in millions (Note 3)
Basic		560	564
Diluted		560	566
The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. |   First Quarter 2009

Interim consolidated financial statements
Consolidated balance sheets

		As at

		March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)		2009	2008	2008

Assets
Bonds — held-for-trading		$48,963	$48,458	$50,348
Bonds — available-for-sale		10,205	10,616	9,949
Mortgages and corporate loans		22,311	22,302	21,181
Stocks — held-for-trading		3,256	3,440	4,262
Stocks — available-for-sale		913	1,018	729
Real estate		5,027	4,908	4,412
Cash, cash equivalents and short-term securities		10,427	8,879	5,273
Derivative assets		2,077	2,669	1,825
Policy loans and other invested assets		3,686	3,585	4,421
Other invested assets — held-for-trading		400	380	451
Other invested assets — available-for-sale		538	623	711

Invested assets		107,803	106,878	103,562
Goodwill		6,724	6,598	6,098
Intangible assets		1,001	878	797
Other assets		5,809	5,479	4,792

Total general fund assets		$121,337	$119,833	$115,249

Segregated funds net assets		$65,448	$65,762	$72,071

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)		$83,376	$81,411	$79,428
Amounts on deposit		4,111	4,079	3,749
Deferred net realized gains		248	251	272
Senior debentures		3,013	3,013	3,014
Derivative liabilities		3,253	3,219	1,141
Other liabilities		7,178	7,831	7,899

Total general fund liabilities		101,179	99,804	95,503
Subordinated debt (Note 5)		3,079	2,576	2,199
Non-controlling interests in subsidiaries		27	44	46
Total equity		17,052	17,409	17,501

Total general fund liabilities and equity		$121,337	$119,833	$115,249

Segregated funds contract liabilities		$65,448	$65,762	$72,071

Exchange rate at balance sheet date:
	U.S. dollars	1.26	1.22	1.03
	U.K. pounds	1.81	1.78	2.03
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
Sun Life Financial Inc. | sunlife.com     15

Interim consolidated financial statements
Consolidated statements of equity

For the three months ended
	Participating		March 31	March 31
(unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2009	2008

Preferred shares
Balance, beginning and end of period	$—	$1,495	$1,495	$1,495

Common shares
Balance, beginning of period	—	6,983	6,983	7,033
Stock options exercised	—	—	—	2
Common shares purchased for cancellation (Note 5)	—	—	—	(30)

Balance, end of period	—	6,983	6,983	7,005

Contributed surplus
Balance, beginning of period	—	118	118	62
Stock-based compensation	—	2	2	38

Balance, end of period	—	120	120	100

Retained earnings
Balance, beginning of period	111	11,101	11,212	11,391
Net income (loss)	—	(195)	(195)	552
Dividends on common shares	—	(201)	(201)	(203)
Dividends on preferred shares	—	(18)	(18)	(18)
Common shares purchased for cancellation (Note 5)	—	—	—	(80)

Balance, end of period	111	10,687	10,798	11,642

Accumulated other comprehensive income (loss), net of taxes (Note 9)
Balance, beginning of period	(5)	(2,394)	(2,399)	(2,764)
Total other comprehensive income (loss)	1	54	55	23

Balance, end of period	(4)	(2,340)	(2,344)	(2,741)

Total retained earnings and accumulated other comprehensive income (loss)	107	8,347	8,454	8,901

Total equity	$107	$16,945	$17,052	$17,501

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$—	$(1,731)	$(1,731)	$(245)
Unrealized foreign currency translation gains (losses), net of hedging activities	(4)	(690)	(694)	(2,556)
Unrealized gains on derivatives designated as cash flow hedges	—	81	81	60

Balance, end of period	$(4)	$(2,340)	$(2,344)	$(2,741)

Consolidated statements of comprehensive income

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Total net income (loss)	$(195)	$552
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains, excluding hedges	457	337
Unrealized foreign currency gains (losses), net investment hedges	(102)	(70)
Unrealized gains (losses) on available-for-sale assets	(322)	(244)
Reclassifications to net income (loss) for available-for-sale assets	20	(28)
Unrealized gains (losses) on cash flow hedging instruments	(3)	23
Reclassifications to net income (loss) for cash flow hedges	5	5

Total other comprehensive income	55	23

Total comprehensive income (loss)	(140)	575

Less: Participating policyholders’ net income	—	1
Participating policyholders’ foreign currency translation gains, excluding hedges	1	1

Shareholders’ comprehensive income (loss)	$(141)	$573

The attached notes form part of these interim consolidated financial statements.
16     Sun Life Financial Inc. | First Quarter 2009

Interim consolidated financial statements
Condensed consolidated statements of cash flows

For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Cash flows provided by (used in) operating activities
Total net income (loss)	$(195)	$552
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	593	(1,548)
Unrealized losses (gains) on held-for-trading assets and derivatives	1,345	1,645
Amortization of deferred gains and unrealized gains on real estate investments	(28)	(30)
Accrued expenses and taxes	(209)	(536)
Investment income due and accrued	(52)	(29)
Other items not affecting cash	(406)	174
Realized losses (gains) on held-for-trading and available-for-sale assets	(340)	(30)
New mutual fund business acquisition costs capitalized	(16)	(10)
Redemption fees of mutual funds	6	5

Net cash provided by operating activities	698	193

Cash flows provided by (used in) financing activities
Borrowed funds	17	(15)
Issuance of senior financing	61	—
Collateral on senior financing	197	—
Issuance of subordinated debt (Note 5)	496	398
Issuance of common shares on exercise of stock options	—	2
Common shares purchased for cancellation (Note 5)	—	(110)
Dividends paid on common shares	(201)	(203)
Dividends paid on preferred shares	(18)	(18)

Net cash provided by financing activities	552	54

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	4,975	6,550
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(5,160)	(7,182)
Policy loans	(48)	(21)
Short-term securities	564	(101)
Other investments	362	152

Net cash provided by (used in) investing activities	693	(602)

Changes due to fluctuations in exchange rates	160	9

Increase (decrease) in cash and cash equivalents	2,103	(346)
Cash and cash equivalents, beginning of period	7,263	3,603

Cash and cash equivalents, end of period	9,366	3,257
Short-term securities, end of period	1,061	2,016

Cash, cash equivalents and short-term securities, end of period	$10,427	$5,273

Supplementary information
Cash and cash equivalents:
Cash	$803	$291
Cash equivalents	8,563	2,966

	$9,366	$3,257

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$31	$34

Net income taxes (refunds)	$(28)	$143

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. | sunlife.com     17

Interim consolidated financial statements
Consolidated statements of changes in segregated funds net assets

	For the three months ended
	March 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008

Additions to segregated funds
Deposits:
Annuities	$2,432	$2,512
Life insurance	224	288

	2,656	2,800
Net transfers (to) from general funds	108	112
Net realized and unrealized gains (losses)	(2,346)	(3,189)
Other investment income	260	356

	678	79

Deductions from segregated funds
Payments to policyholders and their beneficiaries	1,773	2,015
Management fees	193	209
Taxes and other expenses	76	31
Effect of changes in currency exchange rates	(1,050)	(1,042)

	992	1,213

Net additions (reductions) to segregated funds for the period	(314)	(1,134)
Segregated funds net assets, beginning of period	65,762	73,205

Segregated funds net assets, end of period	$65,448	$72,071

Consolidated statements of segregated funds net assets

	As at
	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2009	2008	2008

Assets
Segregated and mutual fund units	$49,305	$49,392	$55,184
Stocks	4,506	5,178	8,190
Bonds	9,901	9,771	8,155
Cash, cash equivalents and short-term securities	1,053	863	973
Real estate	134	153	228
Mortgages	42	43	43
Other assets	3,196	2,068	866

	68,137	67,468	73,639

Liabilities	2,689	1,706	1,568

Net assets attributable to segregated funds policyholders	$65,448	$65,762	$72,071

The attached notes form part of these interim consolidated financial statements.
18     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements
(unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2008 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Changes in accounting policies
ADOPTED IN 2009
GOODWILL AND INTANGIBLE ASSETS
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064, Goodwill and Intangible Assets. Section 3064 replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Provisions concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions relating to intangible assets, including internally generated intangible assets, are incorporated from International Financial Reporting Standards (IFRS). The adoption of this Section did not have a material impact on these interim consolidated financial statements.
CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES
Effective January 1, 2009, the Company adopted the CICA Emerging Issues Committee (EIC) Abstract No. 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC 173). EIC 173 clarifies how an entity’s own credit risk and that of the relevant counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The new guidance did not have any impact on the financial position or earnings of the Company.
3. Earnings (loss) per share
Details of the calculation of the net income and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

	For the three months ended
	March 31 2009	March 31 2008

Common shareholders’ net income (loss)	$(213)	$533
Less: Effect of stock options of subsidiaries(1)	1	4

Common shareholders’ net income (loss) on a diluted basis	$(214)	$529

Weighted average number of shares outstanding for basic earnings per share (in millions)	560	564
Add: Adjustments relating to the dilutive impact of stock options(2)	—	2

Weighted average number of shares outstanding on a diluted basis (in millions)	560	566

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method, which assumes that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustments relating to the dilutive impact of stock options.
Sun Life Financial Inc. | sunlife.com     19

Condensed notes to the interim consolidated financial statements (unaudited)
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which include active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other business groups. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months ended March 31, 2009, consists of interest of $39 ($37 in 2008) and fee income of $11 ($14 in 2008).

	Results by segment for the three months ended
		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2009
Revenue	$2,249	$2,360	$288	$238	$(57)	$(50)	$5,028
Total net income (loss)	$194	$(407)	$28	$17	$(27)	$—	$(195)

March 31, 2008 Revenue	$2,320	$1,060	$362	$119	$76	$(51)	$3,886
Total net income	$247	$114	$59	$13	$119	$—	$552

Assets by segment as at

		United States				Consolidation
	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2009
General fund assets	$53,959	$47,541	$742	$6,497	$14,000	$(1,402)	$121,337
Segregated funds net assets	$32,338	$27,382	$—	$1,863	$3,865	$—	$65,448

December 31, 2008
General fund assets	$53,935	$45,746	$847	$6,274	$14,373	$(1,342)	$119,833
Segregated funds net assets	$32,333	$27,443	$—	$1,696	$4,290	$—	$65,762

March 31, 2008
General fund assets	$56,284	$39,785	$875	$5,527	$14,039	$(1,261)	$115,249
Segregated funds net assets	$36,480	$27,348	$—	$1,884	$6,359	$—	$72,071

5. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business. It is also managed at the business unit level under the principles appropriate to the jurisdiction in which it operates. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2008 annual consolidated financial statements.
SLF Inc. was above its minimum internal targets as at March 31, 2009. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at March 31, 2009 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at March 31, 2009. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at March 31, 2009.
20     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities (that qualify as regulatory capital).

	As at
	March 31	December 31	March 31
	2009	2008	2008

Equity:
Participating policyholders’ equity	$107	$106	$97
Preferred shareholders’ equity	1,495	1,495	1,495
Common shareholders’ equity	15,450	15,808	15,909

Total equity	17,052	17,409	17,501

Other capital securities:
Subordinated debt	3,079	2,576	2,199
Sun Life Assurance debentures, Series A, B (1)	1,150	1,150	1,150

Total other capital securities	4,229	3,726	3,349

Total capital	$21,281	$21,135	$20,850

(1)	The Sun Life Assurance debentures qualify as regulatory capital up to the amount of $1,150 of Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust, a former subsidiary of the Company that was deconsolidated upon the adoption of CICA Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, in 2005.
B) SIGNIFICANT CAPITAL TRANSACTIONS
On March 31, 2009, SLF Inc. issued $500 principal amount of Series 2009-1 Subordinated Unsecured 7.90% Fixed/Floating Debentures due in 2019. The proceeds will be used for general corporate purposes, including investments in subsidiaries. These debentures bear interest at a fixed rate of 7.90% per annum payable semi-annually until March 31, 2014, and at a variable rate equal to the Canadian dollar offered rate for three-month bankers’ acceptances plus 7.15% thereafter until maturity on March 31, 2019. SLF Inc. may redeem the debentures at the greater of par or the Canada yield price prior to March 31, 2014, and at par on or after March 31, 2014, together with the unpaid and accrued interest. The debentures are direct unsecured subordinated obligations of SLF Inc. and rank equally with all other subordinated unsecured indebtedness of SLF Inc. This subordinated debt qualifies as capital for Canadian regulatory purposes.
On January 11, 2009, the Company’s normal course issuer bid program that covered the period from January 12, 2008 to January 11, 2009 expired. SLF Inc. did not purchase any common shares under this program in 2009.
6. Financial investments and related net investment income
A) HEDGING ACTIVITIES
Additional information on the derivatives that have been designated as hedges for accounting purposes is included below.
FAIR VALUE AND CASH FLOW HEDGES
Results for the hedging relationships for the three months ended March 31, 2009 and March 31, 2008 are as follows:

	For the three months ended
	March 31	March 31
	2009	2008

Fair Value hedges
Income arising from hedge ineffectiveness	$3	$5
Cash Flow hedges(1)
Income (loss) due to amounts excluded from hedge effectiveness assessment	$1	$(1)

(1)	Cash flow hedges include equity forwards hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2010, 2011 and 2012. The amounts included in accumulated other comprehensive income (OCI) related to these derivatives are reclassified to net income as the liability is accrued for the stock-based compensation plan over the vesting period. The Company expects to reclassify losses of $4 (nil in 2008) from accumulated OCI to net income within the next 12 months.
B) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

	For the three months ended
	March 31	March 31
	2009	2008

Bonds	$(658)	$(860)
Stocks	(220)	(286)
Other invested assets	(27)	(27)
Cash equivalents and short-term securities	—	1

Total changes in fair value of held-for-trading assets	$(905)	$(1,172)

Sun Life Financial Inc. | sunlife.com     21

Condensed notes to the interim consolidated financial statements (unaudited)
C) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment as at the consolidated balance sheet dates presented; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2009		December 31, 2008		March 31, 2008
	Fair	unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$7,075	$2,159	$7,041	$1,875	$5,756	$522
Available-for-sale stocks(1)	370	140	430	176	373	72
Available-for-sale other invested assets(2)	217	30	194	21	159	13

Total temporarily impaired financial assets	$7,662	$2,329	$7,665	$2,072	$6,288	$607

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $7 as at March 31, 2009 ($7 and $16 as at December 31, 2008 and March 31, 2008, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets that are accounted for at cost with a carrying value of $247 as at March 31, 2009 ($215 and $172 as at December 31, 2008 and March 31, 2008, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
Changes in the fair value of available-for-sale assets are recorded to unrealized gains and (losses) in OCI. Where there is objective evidence that an available-for-sale asset is impaired and the decline in value is considered other-than-temporary, the loss accumulated in OCI is reclassified to net gains (losses) on available-for-sale assets in the interim consolidated statements of operations.
The Company wrote down $72 of impaired available-for-sale assets recorded at fair value during the three months ended March 31, 2009 ($7 in the three months ended March 31, 2008). These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover, or due to issuer bankruptcy.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the consolidated statement of operations for the period.
During the quarter, the net charge to the income statement attributable to impairments of held-for-trading assets backing actuarial liabilities amounted to $95 (nil in the three months ended March 31, 2008).
7. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2008 annual consolidated financial statements.
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes currency risk, interest rate risk and other price risks such as equity risk.
i) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes in interest rates. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments. The Company’s policy for managing this risk is described in Note 9 of the 2008 annual consolidated financial statements. The estimated impact from policyholder
22     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
obligations of an immediate parallel increase of 1% in interest rates as at March 31, 2009, across the yield curve in all markets, would be an increase in net income in the range of $125 to $175. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income in the range of $250 to $325.
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale bonds are recorded to OCI. For the Company’s available-for-sale bonds, an immediate 1% parallel increase in interest rates at March 31, 2009, across the yield curve in all markets, would result in an estimated after-tax decrease in OCI in the range of $350 to $400. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated after-tax increase in OCI in the range of $350 to $400.
ii) EQUITY RISK
Equity risk is the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets.
A description of the equity risk associated with policyholder obligations is included in Note 9 of the 2008 annual consolidated financial statements. The estimated impact from these obligations on the Company from an immediate 10% increase across all equity markets as at March 31, 2009, would be an increase in net income in the range of $250 to $325. Conversely, the impact of an immediate 10% drop across all equity markets would be an estimated decrease in net income in the range of $250 to $325.
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in fair value of available-for-sale equities are recorded to OCI. For the Company’s available-for-sale equities, an immediate 10% increase in stock prices at March 31, 2009, would result in an estimated after-tax increase in OCI in the range of $50 to $100. Conversely, an immediate 10% decrease in stock prices would result in an estimated after-tax decrease in OCI in the range of $50 to $100.
8. Changes in actuarial liabilities
Changes in actuarial liabilities for the three months ended March 31, 2009 and March 31, 2008, are as follows:

	For the three months ended
	March 31	March 31
	2009	2008

Actuarial liabilities, beginning of period	$79,241	$77,936

Change in liabilities on in-force business(1)	(752)	(2,142)
Liabilities arising from new policies	1,280	602

Increase (decrease) in actuarial liabilities	528	(1,540)

Actuarial liabilities before the following:	79,769	76,396
Effect of changes in currency exchange rates	1,342	1,112

Actuarial liabilities, March 31	81,111	77,508
Add: Other policy liabilities	2,265	1,920

Actuarial liabilities and other policy liabilities, March 31	$83,376	$79,428

(1)	Due to the enactment of the tax rules described in Note 9, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.
9. Income taxes
A) INCOME TAXES EXPENSE (BENEFIT)
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. During the first quarter of 2009, tax rules relating to this Section were enacted. The enactment of these tax rules increased the tax benefit recorded in income taxes expense (benefit) in the interim consolidated statements of operations by approximately $174 in the first quarter of 2009. This tax benefit was partially offset by an increase in actuarial liabilities of $135 as described in Note 8, resulting in a net increase in total net income (loss) of $39 in the first quarter of 2009. The tax recovery was also increased during the quarter because of losses occurring in higher taxed jurisdictions.
Sun Life Financial Inc. | sunlife.com     23

Condensed notes to the interim consolidated financial statements (unaudited)
B) INCOME TAXES INCLUDED IN OCI
OCI included on the interim consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of OCI for the three months ended March 31, 2009 and March 31, 2008:

	For the three months ended

	March 31	March 31
	2009	2008

Unrealized foreign currency gains and losses on net investment hedges	$8	$7
Unrealized gains and losses on available-for-sale assets	84	54
Reclassifications to net income or loss for available-for-sale assets	(13)	6
Unrealized gains and losses on cash flow hedging instruments	—	33
Reclassifications to net income for cash flow hedges	(3)	(2)

Total income taxes benefit (expense) included in OCI	$76	$98

10. Pension plans and other post-retirement benefits
The Company recorded the following expenses (income) related to pension plans and other post-retirement plans for the three months ended March 31, 2009 and March 31, 2008:

	For the three months ended

	March 31	March 31
	2009	2008

Pension benefit cost	$9	$10
Other post-retirement benefit expense (income)	$—	$(2)

11. Related party transactions
Transactions between SLF Inc. and its subsidiaries, which are related parties of SLF Inc., have been eliminated on consolidation and are not disclosed in this note.
In 2008, the Company held an equity investment in CI Financial Income Fund and Canadian International LP (collectively, CI Financial). The Company received distribution fees from CI Financial for sales of its products by agents licensed through the Company. Distribution fees for the three months ended March 31, 2008, of $37 were included in fee income in the interim consolidated statements of operations. The Company’s investment in CI Financial was sold on December 12, 2008, and as a result, CI Financial is no longer a related party of the Company.
12. Commitments, guarantees and contingencies
A) LEGAL AND REGULATORY MATTERS
Information concerning legal and regulatory matters is provided in SLF Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
B) GUARANTEES OF SUN LIFE ASSURANCE PREFERRED SHARES AND SUBORDINATED DEBENTURES
In 2007, SLF Inc. guaranteed the subordinated debentures and preferred shares issued by Sun Life Assurance that are held by external parties. All of the subordinated debentures issued by Sun Life Assurance are held by external parties and there are no preferred shares outstanding that are subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.
24     Sun Life Financial Inc. | First Quarter 2009

Condensed notes to the interim consolidated financial statements (unaudited)
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (Consolidated):

	Results for the three months ended

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

March 31, 2009
Revenue	$9	$3,457	$1,687	$(125)	$5,028
Shareholders’ net income (loss)	$(195)	$118	$(291)	$173	$(195)
March 31, 2008
Revenue	$105	$3,232	$750	$(201)	$3,886
Shareholders’ net income (loss)	$551	$362	$144	$(506)	$551

	Assets as at

			Other
		Sun Life	subsidiaries
	SLF Inc.	Assurance	of SLF Inc.	Consolidation	SLF Inc.
	(unconsolidated)	(consolidated)	(combined)	adjustments	(consolidated)

March 31, 2009
Invested assets	$21,078	$80,802	$25,234	$(19,311)	$107,803
Total other assets	$1,443	$11,732	$6,636	$(6,277)	$13,534
Actuarial and other policy liabilities	$—	$66,698	$16,926	$(248)	$83,376
Total other liabilities	$5,576	$15,476	$9,034	$(9,177)	$20,909

December 31, 2008
Invested assets	$20,393	$81,169	$24,103	$(18,787)	$106,878
Total other assets	$4,844	$10,912	$8,942	$(11,743)	$12,955
Actuarial and other policy liabilities	$—	$65,954	$15,484	$(27)	$81,411
Total other liabilities	$7,934	$15,729	$12,242	$(14,892)	$21,013

March 31, 2008
Invested assets	$20,726	$78,741	$23,331	$(19,236)	$103,562
Total other assets	$6,112	$10,114	$11,013	$(15,552)	$11,687
Actuarial and other policy liabilities	$—	$64,745	$14,556	$127	$79,428
Total other liabilities	$9,434	$14,181	$13,552	$(18,847)	$18,320

13. Variable interest entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) where the Company does not have a controlling financial interest, including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $371, which is the carrying amount of these assets.
Sun Life Financial Inc. | sunlife.com     25

MAJOR OFFICES

The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 877 SUN-LIFE/1 877 786-5433
Mon. to Fri. 8:00 a.m. — 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. — 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlifebermuda.com
Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlifefinancialofcanada.co.uk
Sun Life Financial Asia
Asia Regional Office
27/F Oxford House
Taikoo Place
979 King’s Road
Hong Kong
Tel: (852) 2918-3888
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Heping District
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com
Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Eastern District
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
Sun Life Hong Kong Limited
20/F, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 9:00 a.m. — 8:00 p.m.
Website: www.sunlife.com.hk
India
Birla Sun Life Insurance Company Limited
Vaman Centre, 6th Floor
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-6678-3333
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-6692-8000
Mon. to Fri. 9:30 a.m. — 6:00 p.m.
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 0800 140 1262
Mon. to Fri. 8:30 a.m. — 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Center Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 0724
Tel: (632) 886-6188
Call Centre: (632) 849-9888
In the Provinces call 1 800 10-SUNLIFE via PLDT
Mon. to Fri. 8:00 a.m. — 6:00 p.m.
Website: www.sunlife.com.ph

26     Sun Life Financial Inc. | First Quarter 2009

CORPORATE AND SHAREHOLDER INFORMATION

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Paul Petrelli
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can
also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account
details using CIBC Mellon Trust Company’s
Internet service, Answerline®. Register at
www.cibcmellon.com/answerlineregistration.
United States
BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: shrrelations@mellon.com
United Kingdom
Capita Registrars Ltd.
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
HSBC Stock Transfer
5/F, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634, Philippines
From Metro Manila:
Tel: PLDT (632) 581-8111
       GLOBE (632) 976-8111
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 18th Floor
Rooms 1806-1807
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2009 Dividend dates
Common shares

Record dates	Payment dates

February 25	April 1, 2009
May 27	June 30, 2009
August 26*	September 30, 2009
November 25*	December 31, 2009

*   Subject to approval by the Board of Directors
Direct deposit of dividends
Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.
The Request for Electronic Payment of Dividends Form is available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have a form sent to you.
Canadian Dividend Reinvestment and Share Purchase Plan
Canadian-resident common and preferred shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, CIBC Mellon at inquiries@cibcmellon.com.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 - SLF.PR.A Series 2 - SLF.PR.B Series 3 - SLF.PR.C Series 4 - SLF.PR.D Series 5 - SLF.PR.E
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF
As of May 4, 2009, there were 559,725,864 outstanding common shares, which are the only voting securities.

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Sun Life Financial Inc. | sunlife.com     27

Sun Life Financial Inc.	150 King Street West Toronto, Ontario Canada M5H 1J9

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